Mail Stop 3561

May 22, 2009

Asher Zwebner, Chief Executive Officer
Suspect Detection Systems Inc.
4 Nafcha Street
Jerusalem, Israel 95508

> **Re:** **Suspect Detection Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for Fiscal Period Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 000-52792**

Dear Mr. Zwebner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your preliminary proxy statement in response to these comments. Otherwise, you should comply with our comments regarding your annual and quarterly reports in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. Please paginate your document.

Questions and Answers About This Proxy Material and the Special Meeting

On what matters am I voting?

2. We note your disclosure here and in the section of this document entitled, "Proposal To Be Voted Upon," that you are seeking shareholder approval to amend your Certification of Incorporation to increase your authorized capital from 100,000,000 shares of common stock to 500,000,000 shares of common stock because you expect to implement a proposed stock option plan. Pursuant to this proposed stock option plan, you state that the aggregate number of shares issued and purchased shall not exceed 25,000,000 shares and you state that you do "not have sufficient shares of authorized common stock to reserve the number of shares contemplated by the stock option plan." However, you have 65,809,668 shares currently issued and outstanding and 100,000,000 shares authorized, so it appears that you would have sufficient shares authorized and available to reserve another 25,000,000 shares for your proposed stock option plan. Therefore, please revise your statement that you do not have sufficient shares of authorized common stock already to reserve the number of shares contemplated by the stock option plan or tell us why it is not appropriate for you to do so.

3. In this regard, we note in your disclosure that you are seeking shareholder approval to amend your Certification of Incorporation to increase your authorized shares of common stock not only for the purpose of implementing the proposed stock option plan, but also for "other things," including "for such other corporate purposes as the Board may deem advisable." Further, we note your disclosures in other filings with us, including in your current reports on Form 8-K filed on January 21, 2009 and April 23, 2009, regarding your recent and contemplated issuances of options and warrants to purchase shares of your common stock. Therefore, please tell us whether your proposed authorization of additional shares of common stock from 100,000,000 to 500,000,000 is also intended to cover issuances pursuant to the conversion of these previously disclosed options and warrants. If so, please thoroughly revise your document to make this purpose clear and to describe these options and warrants in greater detail, including the amount of shares into which these instruments are convertible and the terms of their conversion. If not, please tell us the reason or reasons that you are seeking to increase your authorized shares of common stock by 400,000,000 shares, considering that you currently have a sufficient amount of authorized shares for your proposed stock option plan, and what "other things" and "other corporate purposes" you are contemplating for the additional authorized shares, if any. We may have further comments upon reading your response and any revisions.

What is a quorum and what constitutes a quorum?

4. Please clarify how you calculate a "majority" of the voting shares for purposes of a quorum and the amount of affirmative votes necessary to approve the instant proposal. For instance, you state that you have 65,809,668 voting shares as of the record date and that a quorum would, therefore, consist of 33,562,930 voting shares present in person or by proxy. Similarly, you state that if you have a quorum of 33,562,930 voting shares present, you would need 17,117,094 affirmative votes to approve the proposal. However, these figures indicate that you consider a "majority" to be holders of 51% of your shares instead of holders of 50% plus one of your shares.

Appendix I

5. It appears that the "Second" paragraph in this appendix is referring to the incorrect amendment to your Certificate of Incorporation. Please revise or advise.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 9

6. Please confirm for us, if true, that there was no change in your internal control over financial reporting that occurred during the last fiscal quarter covered by this report. Refer to Item 308T(b) of Regulation S-K. Also, please confirm for us that you will disclose whether there has been any change to your internal control over financial reporting in the last quarter covered by the report in future filings.

Item 15. Exhibits, and Financial Statement Schedules, page 15

7. We note your disclosure on page F-20 that on January 27, 2009 you filed with the Secretary of State of Delaware an amendment to your certificate of incorporation to change the company's name from PCMT Corporation to Suspect Detection Systems Inc. We note that the amendment was not reflected in the exhibit index in this annual report on Form 10-K. In the future, please file a complete copy of the certificate as amended. Refer to Item 601(b)(3)(i) of Regulation S-K.

Signatures, page 16

8. Please refer to General Instruction D.2(a) to Form 10-K, which requires that the report be signed by the registrant and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer and by at least the majority of the board of directors or persons performing similar functions. In this regard, please confirm for us, if true,

that Asher Zwebner intended to sign your annual report on Form 10-K both for the company and in his individual capacities as your principal executive, financial and accounting officers and as the sole member of your board. Also, please confirm for us that in future filings you will include separate signature blocks to make clear that the report was signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer and by at least the majority of the board of directors or persons performing similar functions and it was signed also by these same officers and directors in their individual capacities.

Exhibit 31.1

9. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. Therefore, you should exclude all titles in the introductory paragraph of this certification, replace the word "Company" with "registrant" and include the complete language, including the parenthetical, in paragraph 4.d. Please confirm for us, if true, that any variation in the wording of this certification was not intended to change the meaning or effect of the certification. Also, please confirm that, in future filings, you will revise your Section 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Period Ended March 31, 2009

Item 4. Controls and Procedures, page 5

10. Currently, you have provided only part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in our rules and forms. In addition, if true, please confirm for us that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rules 13a-15(e) or 15d-15(e). Further, please confirm for us that you will include this entire definition in your future filings.

Exhibit 31.1

11. Again, please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. Therefore, you should exclude all titles in the introductory paragraph of this certification and replace the word "Company" with "registrant." Please confirm for us, if true, that any variation in the wording of this certification was not intended to change the meaning or effect of the certification. Also, please confirm that, in future filings, you will revise your Section 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you revise one of your filings, you may wish to provide us with marked copies of the revision to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revision and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, John R. Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        Facsimile No. (516) 887-8250